Exhibit 4.2

SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of June 13, 2016, among Auto Kelly a.s. (the “Guaranteeing Subsidiary”), a subsidiary of LKQ Corporation, a Delaware corporation (“Parent”), LKQ Italia Bondco S.p.A., a joint stock company (società per azioni) organized under the laws of the Republic of Italy (the “Issuer”), Parent and BNP Paribas Trust Corporation UK Limited, as trustee under the Indenture referred to below (the “Trustee”).
W I T N E S S E T H
WHEREAS, the Issuer has heretofore executed and delivered to the Trustee an indenture, dated as of April 14, 2016 (the “Indenture”), providing for the issuance of the Issuer’s 3.875% Senior Notes due 2024 (the “Notes”);
WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Issuer’s payment obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Note Guarantee”); and
WHEREAS, pursuant to the Indenture, the Parent, the Issuer and the Guaranteeing Subsidiary and the Trustee are authorized to execute and deliver this Supplemental Indenture.
NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:
1.    CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.
2.    AGREEMENT TO GUARANTEE. The Guaranteeing Subsidiary hereby agrees to provide an unconditional Guarantee on the terms and subject to the conditions set forth in the Note Guarantee and in the Indenture, including but not limited to Article Ten thereof.
In addition, the obligations of the Guaranteeing Subsidiary and the granting of its Note Guarantee shall be limited as follows:

The obligations of the Guaranteeing Subsidiary pursuant to the Indenture shall not include any payment undertaking, obligation or liability to the extent it would result in the Note Guarantee and/or indemnity violating the prohibition of financial assistance (finanèní asistence) pursuant to the Section 311 et seq. of the Act No. 90/2012 Coll., the Commercial Corporations Act, in particular, no Note Guarantee and/or indemnity of the Guaranteeing Subsidiary pursuant to the Indenture shall include any payment undertaking, obligations and/or liabilities relating to the repayment of any proceeds of the Notes used to finance the purchase price (or its part) for the Acquisition and related payment obligations or refinance any funds used to finance the purchase price (or its part) for the Acquisition and related payment obligations, provided that, the obligations of the Czech Guarantor pursuant to the Indenture shall not exceed the total amount of €35 million (the “Czech Guarantor Funding Amount”).

The maximum amount of the Guaranteeing Subsidiary’s liability under any Note Guarantee and/or indemnity pursuant to this Supplemental Indenture shall be limited to an amount equal to the Czech Limitation Amount (as defined below), being the product of the following formula:

“Czech Limitation Amount”=	A	x G x 0.9
O

where:

(i) “A” means the net book value of all assets of the Guaranteeing Subsidiary recorded in its latest annual unconsolidated financial statements (audited, if available) made available to the Trustee or, if they are more up-to-date, its latest interim unconsolidated financial statements (audited, if available) made available to the Trustee;

(ii) “G” means the CZK equivalent of the amount of €35 million;

(iii) “O” means all liabilities of the Guaranteeing Subsidiary recorded in latest annual unconsolidated financial statements (audited, if available) made available to the Trustee, or, if they are more up-to-date, its latest interim unconsolidated financial statements (audited, if available) made available to the Trustee. The term “liabilities” shall have the meaning attached to it under the accounting standards applicable to the Guaranteeing Subsidiary but, notwithstanding the foregoing, shall at all times:

(1) exclude equity capital (vlastní kapitál);

(2) include the “G” amount calculated in accordance with paragraph (ii) above;

(3) include all other liabilities guaranteed by (and other off-balance sheet liabilities of) the Guaranteeing Subsidiary under this Supplemental Indenture and the Senior Secured Credit Facility or otherwise;

and

(4) include all other liabilities secured by the Guaranteeing Subsidiary, provided that such liabilities shall only be included up to the amount equal to the net book value of the assets owned by the Guaranteeing Subsidiary subject to such security, in each case, without double counting, and so that the amount of any contingent liability as described above shall be calculated as the maximum liability upon the occurrence of the contingency giving rise to the relevant liability, provided, however, that if the Czech Limitation Amount calculated per the above formula exceeds the Czech Guarantor Funding Amount, the Czech Limitation Amount shall be reduced to the Czech Guarantor Funding Amount.

The term “net book value” used for the purpose of the calculation of the Czech Limitation Amount means the book value reduced by corrections and provisions (in Czech opravné položky a oprávky (korekce)) as set out in decree no. 500/2002 Coll., as amended (the “Decree”), implementing Act No. 563/1991 Coll., on Accountancy, as amended or in any other legislation which may supersede the Decree in future.

However in any case the obligations of the Guaranteeing Subsidiary under its Note Guarantee shall never exceed the Czech Guarantor Funding Amount.

3.    RELEASES. Each Note Guarantee shall be automatically and unconditionally released and discharged in accordance with the Indenture.
4.    NO RECOURSE AGAINST OTHERS. No director, officer, employee, incorporator member of the Board of Directors or holder of Capital Stock of the Issuer or of any Guarantor, as such, shall have any liability for any obligations of the Issuer or the Guarantors under the Notes, this Supplemental Indenture or the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability.
5.    THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAW OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.
6.    SUBMISSION TO JURISDICTION. Each of the parties hereto hereby incorporates by reference Section 11.09 of the Indenture.
7.    EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.
8.    THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Issuer.
9.    GENERAL PROVISIONS. This Supplement Indenture to be entered by exchange of correspondence. Should a “Caso d’uso”, or an “Enunciazione” or a voluntary registration be triggered after the date hereof, then the relevant applicable registration tax shall be entirely borne by the party that has triggered the “Caso d’uso” or “Enunciazione” or voluntary registration.
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